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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 25 )*

                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          $1.00 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87161C-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/     Rule 13d-1(b)
     / /     Rule 13d-1(c)
     / /     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745(3-98)
                                Page 1 of 9 page

                                      13G

CUSIP No.  87161C-10-5

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Synovus Financial Corp., as Parent Holding Company of its various banking and trust company subsidiaries, Columbus Bank and Trust Company, as the Parent Bank of Synovus Trust Company, and Synovus Trust Company, in various fiduciary capacities.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [    ]
     (b) [ X ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia

Number of      5    SOLE VOTING POWER5
Shares                   21,753,161
Benefi-
cially         6    SHARED VOTING POWER
Owned By                882,959
Each
Reporting      7    SOLE DISPOSITIVE POWER
Person With              22,491,821

               8    SHARED DISPOSITIVE POWER
                         14,562,812


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     37,290,513
     (Includes Beneficial Ownership disclaimed)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.2%

12   TYPE OF REPORTING PERSON

     BK and HC

                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with this statement.  [   ]

1.      (a)     Name of Issuer: Synovus Financial Corp.

        (b)     Address of Issuer's Principal Executive Offices:

                One Arsenal Place

                901 Front Avenue, Suite 301

                Columbus, Georgia 31901

2.      (a) & (b)  Name and Principal Business Office of Persons Filing:

                Synovus Trust Company, 1148 Broadway

                Columbus, Georgia   31901

                Columbus Bank and Trust Company, 1148 Broadway

                Columbus, Georgia    31901

                Synovus Financial Corp., One Arsenal Place, 901 Front Avenue

                Suite 301, Columbus, Georgia 31901

        (c)     Citizenship:

                Synovus Financial Corp. is a Georgia business corporation and its banking and trust company subsidiaries, including Synovus

                Trust Company and Columbus Bank and Trust Company, are Georgia,

                Florida, Alabama and National Banking corporations and trust companies.

        (d)     Title of class of securities: $1.00 par value common stock.

        (e)     CUSIP No. 87161C-10-5

3.      Check whether person filing is a:

        (a)     [  ]    Broker or Dealer registered under Section 15 of the Act

        (b)     [X]     Bank as defined in section 3(a)(6) of the Act

        (c)     [  ]    Insurance Company as defined in section 3(a)(19) of the
                        Act

        (d)     [  ]    Investment Company registered under section 8 of the
                        Investment Company Act

        (e)     [  ]    Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

        (f)     [  ]    Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see
                        240.13d-1(b)(1)(ii)(F)

        (g)     [X]     Parent Holding Company, in accordance with
                        240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h)     [  ]    A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i)     [  ]    A church plan that is excluded from the definition of
                        an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j)     [  ]    Group, in accordance with  240.13d-1(b)(1)(ii)(J)

4.      Ownership:

        (a) Amount Beneficially Owned (Includes shares as to which beneficial ownership is disclaimed):

                December 31, 1999        37,290,513

        (b)     Percent of Class:      13.2%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                             21,753,161

                (ii)    Shared power to vote or to direct the vote

                               882,959

                (iii)   Sole power to dispose or to direct the disposition of

                             22,491,821

                (iv)    Shared power to dispose or to direct the disposition of

                             14,562,812


        For an additional discussion on this item, see Exhibits "A", "B" and "C" attached hereto.

5.      Ownership of Five Percent or Less of a Class.

           Not Applicable

6.      Ownership of More than Five Percent on Behalf of Another Person.

           See Exhibit "B"

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit "C"

8.      Identification and Classification of Members of the Group.

           Not Applicable

9.      Notice of Dissolution of Group.

           Not Applicable

10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SYNOVUS FINANCIAL CORP.



                                         By:/s/G. Sanders Griffith, III
                                            -----------------------------------
                                              G. Sanders Griffith, III
                                              Senior Executive Vice President

1/31/00
-------                                  COLUMBUS BANK AND TRUST
Date                                     COMPANY



                                         By:/s/James D. Yancey
                                            -----------------------------------
                                              James D. Yancey
                                              Chairman of the Board
1/31/00
-------
Date
                                         SYNOVUS TRUST COMPANY

                                         By:/s/George G. Flowers
                                            -----------------------------------
                                              George G. Flowers
                                              President
1/31/00
-------
Date

                                   EXHIBIT "A"

        In addition to the securities identified in the response to Item 4, as of December 31, 1999, the banking and trust company subsidiaries of Synovus

Financial Corp. possessed neither sole nor shared voting or investment power in connection with 22,273,854 shares of the class of securities which is the subject of this report which were held in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody,

safekeeping or asset management customers.  Such securities are not included in the response to such item in this report.  However, appropriate disclosures will be included in all future reports to identify the volume of such securities held in agency, custody, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power.

See Exhibit "C".

                                   EXHIBIT "B"

     As of December 31, 1999, Synovus Trust Company, a wholly-owned trust company subsidiary of Columbus Bank and Trust Company, a wholly-owned banking subsidiary of Synovus Financial Corp., all of which are signatory parties hereto, possessed in various fiduciary capacities, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of

36,230,295, or 12.8%, of the class of the securities which is the subject of this report, as set forth below, the beneficial ownership of which is disclaimed. The other known persons having the right, as of December 31, 1999 to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report,

are other banking and trust company subsidiaries of Synovus Financial Corp. as identified in Exhibit "C", the beneficial ownership of which is disclaimed. None of such other subsidiaries, as of December 31, 1999, individually or in the aggregate, possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.


        Held by Synovus Trust Company in various fiduciary capacities as of

December 31, 1999:

            Sole         Shared         Sole Power     Shared Power
        Voting Power    Voting Power    To Dispose     To Dispose
        -----------     ------------    ----------     -------------
        20,750,255        882,959       21,770,571     14,361,371

                                                                     Page 9 of 9
                                   EXHIBIT "C"

     Identified below are the subsidiaries of Synovus Financial Corp. and its wholly-owned banking subsidiary, Columbus Bank and Trust Company, which hold, in various fiduciary capacities, the class of securities which is the subject of this report.

(1) Synovus Trust Company, a Georgia trust company subsidiary of Columbus Bank and Trust Company.

(2) Synovus Trust Company (Florida), a Florida trust company subsidiary of Synovus Trust Company.

(3) The National Bank of South Carolina, a banking subsidiary of Synovus Financial Corp.

(4) Synovus Trust Corp., an Alabama trust company subsidiary of Synovus Financial Corp.

The respective beneficial ownership by those subsidiaries of Synovus Financial Corp. that held, as of December 31, 1999, the class of securities which is the subject of this report is identified below.

(1) Synovus Trust Company, Synovus Trust Company (Florida), Synovus Trust Corp. (Alabama), and The National Bank of South Carolina maintained in various fiduciary capacities as to which they possessed sole voting power, 20,750,255; 437,856; 79,818; and 485,232 shares, respectively, and as to which they possessed sole dispositive power, 21,770,571; 402,710; 79,818; and 238,722 shares, respectively, of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

(2) Synovus Trust Company, Synovus Trust Company (Florida), and The National Bank of South Carolina maintained in various fiduciary capacities as to which they possessed shared dispositive power, 14,361,371; 33,646 and 167,795 shares respectively. Synovus Trust Company maintained in various fiduciary capacities as to which it possessed shared voting power 882,959 shares of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

In addition to the foregoing, and as referenced in Exhibit "A" hereto, Synovus Trust Company, a trust company subsidiary of Columbus Bank and Trust Company, Synovus Trust Company (Florida) a trust company subsidiary of Synovus Trust Company, Synovus Trust Corp, an Alabama trust company subsidiary of Synovus Financial Corp., and The National Bank of South Carolina, a banking subsidiary of Synovus Financial Corp., maintained as of December 31, 1999, in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers:
22,117,766; 149,191; 450; and 6,447 shares, respectively, or an aggregate of 22,273,854 shares, of the class of securities which is the subject of this report.